

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



03006065

January 23, 2003

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act 1934
Section
Rule 14A-8
Public Availability 1-23-2003

Re: Intel Corporation
Incoming letter dated December 31, 2002

Dear Mr. Mueller:

This is in response to your letter dated December 31, 2002 concerning the shareholder proposal submitted to Intel by Timothy Peterson. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Martin P. Dunn
Deputy Director

Enclosures

cc: Dr. Lawrence Parks
P.O. Box 625, FDR Station
New York, NY 10150

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 31, 2002

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 42376-00006

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Timothy Peterson*
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Intel Corporation (the "Company"), a Delaware corporation, to omit from its proxy statement and form of proxy for its 2003 Annual Stockholders' Meeting (collectively, the "2003 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from Mr. Timothy Peterson (the "Proponent"). The Proposal requires: (i) at least one of the Company's officers to attend sessions of the Global Currency Initiative (the "GCI") of the Foundation for the Advancement of Monetary Education ("FAME"); (ii) the Company to distribute reports of the GCI to the Company's employees, board of directors (the "Board"), stockholders and suppliers, as well as to the public; (iii) the proposal of a new monetary structure; and (iv) the Company to make a contribution to FAME to help fund the GCI. A copy of the Proposal and Supporting Statement is attached hereto as Exhibit A.

On behalf of our client, the Company, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal and Supporting Statement from the 2003 Proxy Materials on the bases set forth below, and we respectfully request the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable, or in the alternative, requires revision pursuant to the following rules:

1. Rule 14a-8(b) and Rule 14a8(f)(1), because the Proponent did not provide the requisite proof of continuous stock ownership in response to the Company's request for that information within the requisite time period;

2. Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations;

3. Rule 14a-8(i)(4), because the Proposal is designed to result in a personal benefit to the Proponent;

4. Rule 14a-8(i)(3), because the Proposal and the Supporting Statement contain many false and misleading statements in violation of Rule 14a-9;

5. Rule 14a-8(i)(6), because the Company lacks the power or authority to implement the Proposal;

6. Rule 14a-8(i)(5), because the Proposal relates to operations that are financially de minimis and are not otherwise significantly related to the Company's business; and

7. Rule 14a-8(i)(1), because the Proposal is not a subject for action by the stockholders of the Company under the Delaware General Corporation Law (the "DGCL").

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal from the 2003 Proxy Materials. The Company presently intends to file its definitive 2003 Proxy Materials on or after April 1, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2003 Proxy Materials with the Securities and Exchange Commission (the "Commission").

ANALYSIS AND BASES FOR EXCLUSION

1. The Proposal May be Excluded Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal Within the Requisite Time Period

The Proposal may be excluded under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b) within 14 days of receiving a notice of deficiency from the Company. Rule 14a-8(b)(1) provides in part that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder submits] the proposal." The Proponent did not include evidence demonstrating that he satisfied Rule 14a-8(b) with his letter to the Company accompanying the Proposal. Accordingly, in a letter dated October 7, 2002 which was sent within

14 days of the Company's receipt of the Proposal, the Company informed the Proponent of the requirements of Rule 14a-8(b) and stated the type of documents which constitute sufficient proof of eligibility. A copy of the Company's response letter is attached hereto as Exhibit B. The Company's October 7 letter was sent to the Proponent via overnight delivery, and the Company has confirmation from the courier company that the Proponent received the letter on October 8, 2002. A copy of the overnight delivery airbill as well as the confirmation of receipt is attached hereto as Exhibit C. The Proponent did not send a response to the Company's request until October 23, 2002 (according to the post mark stamp on his letter) and the Company did not receive the response until October 29, 2002. Both of these dates fall outside the 14 day period mandated by Rule 14a-8(f)(1). A copy of the envelope with the October 23, 2002 post mark stamp is attached hereto as Exhibit D. The Staff recently permitted a FAME related proposal to be excluded under Rule 14a-8(f) because the proponent failed to supply documentary support evidencing that she held that company's securities for the one year period required. *See International Business Machines Corp.* (avail. Dec. 26, 2002).

2. The Proposal Violates Rule 14a-8(i)(7) Because it Deals With a Matter Relating to the Company's Ordinary Business Operations

Under well-established precedent, the Company believes that it may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998), the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal – the Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). Such micromanagement may occur where the proposal "seeks to impose specific time-frames or methods for implementing complex policies." *Id.*

The manner in which the Company addresses general international monetary and exchange rate issues is a matter of the Company's ordinary business operations that does not raise significant social policy issues. The Staff has previously concurred that general economic issues and their effects on a company's finances are ordinary business matters. For example, in *J.P. Morgan Chase & Co.* (avail. Feb. 28, 2001), the Staff concurred that a proposal relating to the risks of inflation and deflation on the company's business could be excluded. In *Minnesota Mining and Manufacturing Company* (avail. Mar. 23, 1988), the Staff allowed a proposal relating to a gold monetary standard to be excluded. Also, in *Firestone Tire & Rubber Company* (avail. Dec. 12, 1979) the Staff concurred that a proposal relating to the impact of inflation could be excluded as relating to the company's ordinary business operations.[1]

The Company believes that it may also exclude the Proposal under Rule 14a-8(i)(7) because the Proposal requests that the Company contribute money to a specific non-profit organization. The Staff has consistently concurred that proposals requiring companies to donate to particular charities or specific types of charitable organizations may be excluded under Rule 14a-8(i)(7). The Staff recently allowed a company to exclude a proposal relating to FAME that was identical to the Proposal submitted to the Company. *Ely Lilly & Co.* (avail. December 26, 2002). The Staff found a basis for exclusion under 14a-8(i)(7), as the proposal related to that company's ordinary business operations (*i.e.* contributions to specific types of organizations). In *Lucent Technologies Inc.* (avail. Nov. 18, 2002) the Staff determined not to recommend enforcement action if the company excluded a proposal preventing it from making political contributions to a specific organization. In *Corning Incorporated* (avail. Feb. 2, 2000), the Staff determined not to recommend enforcement action if the company relied on Rule 14a-8(i)(7) to exclude a proposal requesting that it refrain from contributing to particular types of organizations. In *SCEcorp* (avail. Feb. 20, 1992), the Staff stated it would take no action if the company excluded a proposal requiring it to consider donating a prescribed amount of money to qualified charities that work to improve fisheries and wildlife habitat, noting that this proposal was excludable under Rule 14a-8(i)(7) because it involved "the determination to commence contributions to a particular charity." *Id.*

Although the Proposal also seeks to have the Company take other actions in addition to making charitable contributions, the Staff has concurred that a proposal cannot circumvent the ordinary business exclusion by combining significant policy issues with ordinary business issues. In *Wal-Mart Stores, Inc. (*avail. Mar. 15, 1999), the Staff did not recommend enforcement action where a proposal requested that the company report on measures it took to ensure its suppliers would not use child or slave labor. The Staff noted that one element of the proposal, regarding sustainable living operations, related to ordinary business operations, and therefore it determined that the entire proposal was excludable. *See also* K-Mart Corp. (avail. Mar. 12, 1999). The Staff has also consistently *not* permitted revisions to proposals excludable under the ordinary business exception. *See, e.g., Z-Seven Fund, Inc.* (avail. November 3, 1999); *Chrysler Corporation* (avail. March 18, 1998). *See also* Staff Legal Bulletin No. 14 (July 13, 2001).

Even if the Staff determines that the Company's response to monetary policy issues is a significant social policy issue, the Proponent goes beyond merely addressing a social policy issue, directing the Company to take specific measures to address that policy. While the Staff has considered significant social policy issues to be matters appropriate for stockholder vote, it has also

---

[1] Although these proposals requested the subject companies to report on such matters in their annual reports, the Staff has stated that it evaluates such proposals based on whether the underlying subject matter of the proposed report relates to the company's ordinary business matters. *See* Exchange Act Release No. 20091 (Aug. 16, 1983).

stated that the mere fact that a proposal is tied to a social issue is not sufficient to remove it from the sphere of "ordinary business operations." *See E.I. du Pont de Nemours and Co.* (avail. Mar. 8, 1991) (finding a basis for exclusion where the proposal dealt with timing, research and marketing decisions relating to phasing out CFC and halon production). *See also E*Trade Group, Inc.* (avail. Oct. 31, 2000) (finding a basis for exclusion where only two of the four matters set forth in the proposal involved the company's ordinary business operations).

The Proposal spells out detailed steps that the Company is required to take to address international monetary issues: (i) a Company officer must attend three sessions of the GCI each year; (ii) the Company must distribute a GCI report (compiled by FAME) to the Company's employees, stockholders, the Board and to the public; (iii) a new monetary structure must be proposed; and (iv) the Company must make a contribution to FAME to help fund the GCI. By requiring the Company to perform each of these actions, the Proponent is attempting to micromanage the Company, directing that it take a specific approach to address the issues the Proponent has identified. The Proposal is so detailed that it requires Company officers to attend a certain number of sessions of the GCI each year and furthermore, it mandates how the Company must communicate the position taken at GCI meetings.

For the reasons set forth above, the Company believes that it may omit the Proposal from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(7) because it directly relates to the Company's ordinary business operations.

3. The Proposal Violates Rule 14a-8(i)(4) Because it is Designed to Result in a Benefit to the Proponent or Further a Personal Interest Not Shared by the Other Shareholders at Large

Under Rule 14a-8(i)(4), an issuer may exclude a stockholder proposal if it "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by the other shareholders at large." In Exchange Act Release No. 20091 (Aug. 16, 1983), the Commission explained that the purpose of this rule is to ensure "that the security holder process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." The Commission further explained in Exchange Act Release No. 19135 (Oct. 14, 1982) that proposals need not relate to a personal grievance on their face to be excluded under this rule. Proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a company's proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designated to redress a personal grievance or further a personal interest." In *Standard Brands, Inc.* (avail. Mar. 12, 1975), the Staff did not recommend enforcement action where a company excluded a proposal that claimed the company practiced economic racism against the black consumer and the "Black Press" and failed to spend enough money for advertising in the "Black Press". The Staff noted that the proponent was president of the National Newspaper Publishers Association, "which purport[ed] to represent the Black Press of America, and that, according to that entity's stationery he

[was] affiliated with the San Francisco Sub Reporter, a newspaper which [was] apparently 'black owned' within the proponent's meaning of that term." The Staff has allowed exclusion in similar circumstances as well. For example, in *DeBartolo Realty Corporation* (Mar. 12, 1996), the Staff allowed the company to exclude a proposal under the predecessor to Rule 14a-8(i)(4) based on the argument that the proposal was designed to result primarily in a benefit to the Pinellas Park Community Redevelopment Agency, of which the proponent was the executive director. Further, in *Dow Jones & Co., Inc.* (avail. Jan. 24, 1994), the Staff permitted the exclusion of a proposal inducing a company to enter into a collective bargaining agreement on terms favorable to a labor union where the proponents were members of that labor union's bargaining committee.

The Proposal is clearly designed to benefit a single organization – FAME – and further FAME's agenda. The extent to which the Proposal seeks support for FAME is evident, requiring the Company to provide financial assistance to FAME, distribute reports prepared by FAME and have Company management attend GCI meetings. The Proposal is designed solely as a platform for FAME's positions and, as such, does not represent interests that are shared by other shareholders at large. Here, it is clear from the facts that the Proposal is being used as a tactic designed to further a personal interest. As noted above, the Staff has permitted the exclusion of proposals in similar circumstances. *See, e.g. Standard Brands, Inc.* (avail. Mar. 12, 1975).

Finally, the direct relationship between the Proposal and FAME is evident even in the transmittal letter for the Proposal, where the Proponent explicitly appoints Dr. Lawrence Parks as his attorney-in-fact for all matters relating to the Proposal, and authorizes Dr. Parks to represent him at the Company's 2003 Annual Stockholders Meeting. Accordingly, it seems that Dr. Parks has complete control over the mechanics and implementation of the Proposal and, as such, is acting as the Proponent's alter ego.[2] According to the FAME website, Dr. Parks is the Executive Director of FAME and according to FAME's tax forms, Dr. Parks received a salary from FAME during its 2000-2001 tax year. As a salaried Executive Director, Dr. Parks would presumably benefit personally if the Company supported FAME in the manner mandated by the Proposal.

For the reasons set forth above, the Company believes that it may exclude the Proposal because it is designed to result in personal benefits to the Proponent and his agent.

---

[2] We note that the Staff has takes the position that a proposal may be excluded where the proponent is merely a nominal proponent for another who is not eligible in his or her own right to submit a proposal to the company. *See, e.g. TRW Inc.* (avail. Jan. 24, 2001); *MGM Mirage* (Mar. 19, 2001).

4. The Proposal Violates Rule 14a-8(i)(3) Because the Proposal is Materially False or Misleading in Violation of Rule 14a-9

Under Rule 14a-8(i)(3), an issuer may exclude a stockholder proposal or supporting statement where it is "contrary to any of the Commission's proxy rules, including Rule14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Company believes that it may exclude the Proposal in its entirety under Rule 14a-8(i)(3) because virtually every sentence of the Proposal and Supporting Statement (other than the resolutions) is false or misleading, vague and indefinite or impugns character. As further discussed below, the sheer number of statements that would have to be omitted or substantially revised renders the Proposal false and misleading as a whole. As stated in Staff Legal Bulletin No. 14, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [stockholder proposal] process and diverts resources away from analyzing core issues arising under Rule 14a-8." Because the Proposal and Supporting Statement represent the exact situation contemplated in the position stated above, they should be excluded in its entirety.

(a) Subjective Determinations and Statements Not Supported by Citations or Facts

The Staff has permitted exclusion of proposals that do not include sufficient citations or factual support. For example, in *Kmart Corporation* (avail. Mar. 28, 2000), the Staff did not recommend enforcement action for exclusion of a proposal where the proposal contained purported factual statements and quotations presented as facts or applicable law, many with obscure references or no citations to source materials. In *Standard Brands, Inc.* (avail. Mar. 12, 1975), the Staff also did not recommend enforcement action where the proposal, among other things, cited statistics without factual support. The Staff, noting that statements made in stockholder proposals should be accompanied by factual support so stockholders are not misled, specifically took issue with the proponent's assertion that "gross corporate profits before taxes [ranged] from 8 to 14%," explaining that it was unclear whether the phrase included all corporate profits or just the company's profits.

The Proposal contains numerous conclusory assertions presented as fact, with no citations or factual support. For example:

- "Volatility in major currencies on the order of 30% to 50% over a year or two wreaks havoc on [the Company's] revenues and profits . . ."
- Such volatility "reduces [the Company's] planning horizon . . ."

- Volatility in major currencies "reduces [the Company's] capitalization, and results in unacceptable enterprise risk . . ."

- "Currency stability", "interest rate stability" and cross-border transaction cost minimalization are in the Company's "interest".

The Supporting Statement is similarly lacking in foundation. For example:

- "Inadequacies in today's global monetary structure are well-known."

- The following quotes from former Federal Reserve Chairman Volcker have no citations to support them: "there's a sensible realization that small open economies, heavily dependent on trade and foreign capital, simply cannot live with the volatility that is inherent in fiercely floating exchange rates," and "a global economy requires a global currency."

- The Supporting Statement suggests that the "financial sector has rigged the monetary system and concomitant institutions for its own benefit to the detriment of everyone else."

The Supporting Statement also cites an article accessible through a website address. The article, once found, also contains numerous unsubstantiated statements and opinions that are set forth as fact.[3] For example, it states that "U.S. manufacturers were positioned by the Bush administration, and by Treasury Secretary O'Neill in particular, as a special interest trying to get the government to manipulate the currency for their benefit at the expense of the general public," and "[i]t is essential to those directly or indirectly (through their customers) engaged in international trade that there be stability between currencies in order to minimize the transaction costs of doing cross-border transactions." The article also states that "[a]nother reason why the financial sector wants to maintain a 'strong' dollar is to camouflage defects in our monetary system . . . . In the last several years, U.S. banks have created roughly $4 trillion flat out of nothing." Because the article provides no support for any of these assertions, it is difficult to tell if they are intended to be facts or merely the Proponent's opinions.

The Staff also has required the revision of proposals and supporting statements where they contain subjective determinations and statements not accompanied by citations or factual support. In *UST Inc.* (avail Mar. 13, 2000), the Staff required the revision of a proposal to include factual support for various assertions, noting that if the proposal was not revised within seven days, the

---

[3] Note that the hyperlink does not link directly to the article referenced in the Supporting Statement. To find the appropriate article, one must first browse through a two page index consisting of 29 different articles and select the appropriate article.

company could exclude it from its proxy materials. In *R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 7, 2000), the Staff required a proponent to provide citations for certain statements in order to avoid exclusion of a proposal that ambiguously referred to a "1997 report" and "one Colorado experiment."

As noted above, nearly every sentence of the Proposal and Supporting Statement contains a false or misleading statement. These statements are extremely misleading because they present as fact what is, at best, the Proponent's opinion and, at worst, misinformation. Given that these statements comprise almost all of the Proposal and Supporting Statement, the Company believes that it may omit the Proposal from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3). In the alternative, to avoid misleading the Company's shareholders, the Company believes that the Staff should require the Proponent to revise the Proposal and Supporting Statement to include appropriate factual support.

(b) Vague and Indefinite Statements

Under Rule 14a-8(i)(3), a proposal is sufficiently vague and indefinite to justify its exclusion where "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Co.* (avail. July 30, 1992). According to Staff Legal Bulletin No. 14, "[if a] proposal contains specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal, [the Staff] may permit the shareholder to revise or delete these statements. Also, if the proposal contains vague terms, [the Staff] may, in rare circumstances, permit the shareholder to clarify these terms." The Staff has allowed the exclusion of proposals containing vague, ambiguous or indefinite language. In *Southeast Banking Corp.* (avail. Feb. 8, 1982), the Staff permitted the omission of a proposal where "neither the shareholders voting upon the proposal nor the company would be able to determine with any reasonable certainty exactly what action or measures would be taken in the event the proposals were implemented." In *Ann Taylor Shoes Corp.* (avail. Mar. 13, 2001), the Staff said it would not recommend enforcement action if the company excluded a proposal requesting the board of directors to commit the company to the "full implementation of [certain] human rights standards." In its no-action letter request, the company noted that the stockholders would "not know what they [were] being asked to consider and upon what they [were] being asked to vote."

The Proposal contains several statements so vague and indefinite that it is impossible to determine with any certainty what the Proposal requires or intends. For example:

- The third resolution of the Proposal provides that "[a]fter the monetary issues are understood, a new monetary structure that satisfies the needs of industrial companies will be proposed . . . ." However, the Proposal offers no guidance regarding who is responsible for proposing this policy. Perhaps the Proposal intends that FAME and the GCI propose the new monetary structure, perhaps the Proposal intends that the Company propose it, or perhaps the Proposal intends that some other, unmentioned third party propose it – in any case, the Proposal is certainly ambiguous on this point. If the Proposal intends to require the Company to propose "a new monetary structure that satisfies the needs of industrial companies," the Company won't be able to determine with any reasonable certainty what monetary structure to propose. For example, the Company could not know with any reasonable certainty what policy would satisfy the "needs of industrial companies." Furthermore, if the Company's stockholders adopted the Proposal, they would not know exactly what actions they would be requiring the Company to pursue.

- The recitals of the Proposal state that it is in the best interest of the Company that there be currency and interest rate stability; however, the Proposal offers no explanation of what constitutes "currency stability" or "interest rate stability." Therefore, the Company would not be able to determine with any reasonable certainty how to achieve "currency stability" or "interest rate stability," and its stockholders would be similarly uninformed regarding the requirements of the Proposal.

(c) Impugns Character

The Staff has concurred that statements impugning character, integrity or reputation or alleging improper, illegal or immoral conduct without factual foundation are misleading and may be excluded under Rule 14a-8(i)(3). *See, e.g. Philip Morris Cos. Inc.* (avail. Feb. 07, 1991); *Standard Brands* (avail. Mar. 12, 1975); *Idacorp, Inc.* (avail. Jan. 9, 2001). In *Philip Morris*, the proposal at issue contained a resolution requiring the company to "immediately cease contributing money or aiding in any way politicians, individuals, or organizations that advocate or encourage bigotry and hate." The Staff stated that it would not recommend enforcement action if the proposal was omitted because, among other things, the supporting statement contained statements that impugned the character of the company's management and others. In *Standard Brands* (avail. Mar. 12, 1975), the Staff did not recommend enforcement action if a proposal was excluded from the company's proxy materials where the supporting statement contained a reference to "economic racism." The Staff noted that this reference "would seem to impugn the character, integrity and reputation of the company by implying, without the necessary factual support required by Rule 14a-9, that the company is one of those entities which would be prohibited under [a lawsuit] from further practicing economic racism."

The Proposal and Supporting statement contain many unsupported assertions impugning the character of members of the financial sector. The Supporting Statement provides that "the financial sector, which has been in de facto charge of the world's monetary structure for at least 90 years, does not want stability . . . [It] has rigged the monetary system and concomitant institutions for its own benefit to the detriment of everyone else." The Supporting Statement also claims that the financial sector "wants volatility." These statements impugn character, thereby rendering them false and misleading in violation of Rule 14a-8(i)(3).

Because of the extent to which the Proposal and Supporting Statement contain false and misleading statements, the Company believes that it may exclude the Proposal in its entirety, consistent with Staff Legal Bulletin No. 14. In the alternative, if the Staff is unable to concur with our conclusion that the Proposal may be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed above. In the event that the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions, whether submitted by the Proponent or any person acting on behalf of the Proponent, are subject to complete exclusion by the Company if they will cause the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d). We believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when the Company is attempting to finalize its proxy statement.

5. The Proposal Violates Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal

Under Rule 14a-8(i)(6), the Company believes that it may exclude the Proposal or, in the alternative, that the Proponent should be required to revise the Proposal, because the Company lacks the power or authority to implement the Proposal. The Staff has permitted the exclusion of proposals in similar circumstances. For example, in *Bell Atlantic Corporation* (avail. Jan. 15, 1997), the company was permitted to exclude a proposal that mandated that the board of directors request a ruling from the Board of Governors of the Federal Reserve on the scheduling of stockholders' meetings. The company noted that the Board of Governors of the Federal Reserve did not have the power to issue such a report, and also noted that the request required the compilation of a voluminous amount of data not readily accessible to the company.

The Proposal requires the Company to take certain actions that are beyond its authority. For example, the first resolution contained in the Proposal requires at least one of the Company's corporate officers to attend three sessions of the GCI. This requirement is beyond the authority of the Company because it requires cooperation from FAME and the GCI, who presumably control the scheduling and attendance of these meetings. For example, if FAME and the GCI were to refuse to admit the Company's officers into their sessions, the Company would not be able to fulfill its obligation. The second resolution contained in the Proposal requires the Company to distribute a "full and timely printed report of each GCI proceeding, to be compiled by FAME, . . . to the public, via the Internet by FAME." This report is presumably produced and controlled by FAME, and therefore the Company could not distribute the report without FAME's cooperation. The Company has no control over the timeliness of the report and would not be able to fulfill its obligation under the Proposal if FAME decided not to compile the reports or provide them to the Company. Further, this resolution requires FAME to distribute the report to the public via the Internet. It is outside of the Company's authority to have FAME perform such a distribution.

The Staff has also stated that "[a] matter may be considered beyond a registrant's power to effectuate where proposal is so vague and indefinite that a registrant would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (avail. Jan. 14, 1992). In *Int'l Business Machines Corp.*, the proposal ambiguously resolved that, "[i]t is now apparent that the need for representation has become a necessity."

As discussed in Section 4 above, the Proposal contains several requirements so vague that they are outside the Company's power to perform. The third resolution of the Proposal requires the proposal of "a new monetary structure that satisfies the needs of industrial companies," but does not state whose obligation it is to make this proposal. If it is FAME's obligation or the GCI's obligation, the Company clearly does not have the requisite authority to implement this resolution. Even if it is the Company's obligation to propose the "new monetary structure," the Proposal offers no guidance regarding the meaning of "a new monetary structure that satisfies the needs of industrial companies will be proposed to the Administration, to the Congress, and to the media."

For the reasons set forth above, the Company believes that it may exclude the Proposal from the 2003 Proxy Materials because it lacks the power or authority to implement the Proposal.

6. The Proposal Violates Rule 14a-8(i)(5) Because it Relates to Operations that are Financially De Minimis and not Otherwise Significantly Related to the Company's Business

Under Rule 14a-8(i)(5), a company may exclude a stockholder proposal if (i) it relates "to operations which account for less than 5 percent of the company's total assets at the end of the most recent fiscal year," and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and (ii) it "is not otherwise significantly related to the company's business." The Staff has permitted the exclusion of proposals where it was unclear that the proposal affected the requisite amount of the company's business. In *Minnesota Mining* (avail. Jan. 31, 1994), the Staff permitted the exclusion of a proposal urging the preparation of a written report detailing the anticipated impact of the North American Free Trade Agreement on the company's competitive strategies and long-term shareholder value. The company noted that it was not clear that the proposal actually affected any business of the company, arguing that "one may just as easily conclude that [the matter discussed in the proposal would] not involve any assets or jobs as to believe that it [would] affect more than 5 percent of [the company's] assets or jobs.".

The rationale applied in *Minnesota Mining* also applies to the Proposal. First, it is unclear whether any of the actions required by the Proposal will actually have any effect on current monetary policy. Second, even if current monetary policy were to change as a result of the aforementioned actions, it is unclear whether a new monetary policy would have any effect on the Company's business. Third, the Proposal offers no evidence to the effect that current "volatility" in major currencies has any effect on the Company's business.

For the reasons set forth above, the Company believes that it may exclude the Proposal from the 2003 Proxy Materials because it relates to operations that are financially de minimis and not otherwise significantly related to the Company's business.

7. The Proposal Violates Rule 14a-8(i)(1) Because it is Not a Proper Subject for Action by Stockholders Under the Laws of the State of Delaware

The Company believes that it may exclude the Proposal in its entirety because it is not a proper subject for action by stockholders under the laws of Delaware, the jurisdiction of the Company's organization. The Proposal is stated in mandatory rather than precatory language. Section 141(a) of the DGCL vests management of the business and affairs of the Company in the Board, except as otherwise provided in Chapter 1 of the DGCL or the Company's Restated Certificate of Incorporation. Neither Chapter 1 of the DGCL nor the Company's Restated Certificate of Incorporation restricts the Board in a way relevant to the requirements of the Proposal. In fact, Section 122(9) of the DGCL specifically provides that every corporation has the power to make decisions concerning allocations of contributions and Article III, Section 2 of the Company's Bylaws delegates the powers of the Company to the Board.

Each resolution in the Proposal is phrased using mandatory language:

- The first resolution requires at least one of the Company's officers to attend three sessions of the GCI.
- The second resolution requires the Company to distribute (at its expense) a report of each of GCI proceeding to the Company's employees, Board, stockholders, suppliers and the public.
- The third resolution requires a new monetary structure to be proposed.[4]
- The fourth resolution requires the Company to make a contribution to FAME.

Therefore, aside from the choice of which GCI sessions to attend and the exact amount to contribute to FAME, the Proposal gives no discretion to the Company and its board. As such, the Proposal would require the Company to take actions that, under Delaware law, are reserved for the judgment and discretion of the Company's board.

The Staff has permitted the exclusion of proposals phrased so as to be binding on the company. In *Triarc Cos., Inc.* (avail. April 22, 1999), the Staff concluded that a proposal requiring

[4] Note that it is not clear whether the third resolution of the Proposal requires the Company or the GCI to propose a monetary structure. This ambiguity is addressed in more detail in the discussion contained in Section 3(b) of this letter.

the board of directors to engage a brokerage firm for the purpose of investigating the sale of a company was excludable as improperly limiting the authority of the board of directors. Alternatively, in Staff Legal Bulletin No. 14 (July 13, 2001), the Staff stated that "[w]hen a proposal would be binding on the company if approved by shareholders, [the Staff] may permit the shareholder to revise the proposal to a recommendation or a request . . . ." In *Bangor Hydro-Electric* (avail. Mar. 13, 2000), the Staff concluded that a proposal stating the company's board of directors "shall publish" certain information with respect to political contributions had to be revised as a recommendation or request. In *UST Inc.* (avail. Mar. 13, 2000), the Staff required revision of a proposal mandating that a board of directors committee investigate the policies and procedures used in the placement of tobacco products in retail stores. In *Bangor Hydro-Electric* and *UST Inc.*, the Staff required revision of the proposals within seven days and stated it would not recommend enforcement action if the proposals were not revised within that time period.

For the reasons set forth above, the Company believes the Proposal may be omitted from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(1). In the alternative, the Company believes that the Staff should require the Proposal to be revised as a recommendation or request rather than a requirement.

CONCLUSION

Based on the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Company excludes the Proposal from the 2003 Proxy Materials. In the alternative, we believe the Staff should require substantial revision of the Proposal and Supporting Statement discussed above. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at (202) 955-8671, or Rachel E. Kosmal, the Company's Senior Attorney, at (408) 765-2283, if we can be of any further assistance in this matter.

Regards,



Ronald O. Mueller

ABL/abl

cc: Timothy Peterson
Lawrence Parks

Exhibit A
Proposal

Mr. Timothy Peterson
1303 North Jenkins Drive
Oconomowoc, WI 53066

August 14, 2002

Corporate Secretary
Intel Corporation
2200 Mission College Boulevard
Santa Clara, California 95052-8119

Dear Sir:

I am the owner of 2,000 shares of Intel stock. I have owned this stock for more than one year.

I am filing the enclosed resolution for action at the next stockholder meeting. I submit it for inclusion in the proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

I would appreciate your indicating in the proxy statement that I am the sponsor of this resolution. I or my agent will attend the stockholders' meeting to move the resolution as required by SEC rules. I plan to continue to hold shares in the company through the stockholders meeting.

I hereby appoint Dr. Lawrence Parks as my attorney in fact for all matters relating to this Resolution, and authorize him to represent me at the Annual Meeting of Shareholders. .

Please feel free to contact Dr. Parks at 212-818-1206 [PO Box 625, FDR Station, New York, NY 10150] if you have any questions about this resolution.

Sincerely,

/s/ Tim Peterson

Enclosure
BY FEDERAL EXPRESS

Cc Dr. Lawrence Parks

Shareholder Resolution

WHEREAS volatility in major currencies on the order of 30% to 50% over a year or two wreaks havoc on Intel's revenues and profits, reduces our planning horizon, reduces our market capitalization, and results in unacceptable enterprise risk, it is in the interests of Intel that:

1. There be currency stability for cross-border transactions;
2. There be interest rate stability;
3. Transaction costs of cross-border business be minimized; and,
4. The Foundation for the Advancement of Monetary Education, ("FAME"), a 501c3 public charity think tank specializing in the world's monetary structure, implement its Global Currency Initiative™, (the "GCI"), which is a study group, to revisit monetary issues worldwide.

THEREFORE, IT IS RESOLVED that:

1. At least one corporate officer to attend three sessions each year of the GCI to be held in mutually convenient venues;
2. A full and timely printed report of each GCI proceeding, to be compiled by FAME, to be distributed by Intel at its expense to all: employees; Board of Directors; shareholders; suppliers; and to the public via the Internet by FAME;
3. After the monetary issues are understood, a new monetary structure that satisfies the needs of industrial companies will be proposed to the Administration, to the Congress, and to the media; and,
4. Intel to make a contribution to FAME, in an amount to be determined by management, to help fund the GCI.

Discussion:

Inadequacies in today's global monetary structure are well-know; For example, former Federal Reserve Chairman Paul Volcker has conceded that "There's a sensible realization that small open economies, heavily dependent on trade and foreign capital, simply cannot live with the volatility that is inherent in freely floating exchange rates," and "A global economy requires a global currency."

What is not appreciated by industrial enterprises, however, is that the financial sector, which has been in *de facto* charge of the world's monetary structure for at least 90 years, does not want stability. It wants volatility, because much of its profits derive from "trading," as in "currency trading," and from creating money out of nothing. In addition, cross-border transaction costs that industrial firms want to minimize are *revenues* to the financial sector that it wants to maximize.

Thus, the financial sector has a *conflict of interests* with industrial firms (and with small countries and ordinary people worldwide). In effect, the financial sector has rigged the monetary system and concomitant institutions for its own benefit to the detriment of everyone else. Because of their conflict of interests, reform of the world's monetary structure cannot be left to financial sector participants. Because the U.S. monetary structure creates enterprise risk, corporate officers and directors have a fiduciary responsibility to address monetary issues.

For these reasons, industrial firms need to understand monetary issues and act on their interests. Hence, there is a need for the GCI.

For further information, see: "To Revive U.S. Manufacturing, Reform Our Monetary System" at http://www.fame.org/whatsnew.asp

Exhibit B
The Company's Response Letter

Intel Corporation
2200 Mission College Blvd.
P.O. Box 58119
Santa Clara, CA 95052-8119
(408) 765-8080
www.intel.com



October 7, 2002

VIA FEDERAL EXPRESS

Timothy C. Peterson
1303 N. Jenkins Dr.
Oconomowoc, WI 53066

Re: Your stockholder proposal

Dear Mr. Peterson:

We have received your letter dated September 24, 2002. Attached to your letter were copies of brokerage statements from Fidelity Investments, presumably as an effort to provide the proof of ownership required by Rule 14(a)-8(b).

Unfortunately, according to the SEC, a brokerage statement is insufficient evidence of continuous ownership. In its July 13, 2001 release concerning Rule 14(a)-8, the SEC directly addressed this question:

> "Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?"
>
> "No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal."

To clarify, you must provide a written statement from Fidelity Investments, which is apparently the record holder of your shares, stating that you have continuously held the securities for a year or more as of August 14, 2002.

I look forward to speaking with you soon regarding your proposal, and you may call me directly at (408) 765-2283 if you have any further questions about what is required for proof of ownership.

Sincerely,

Rachel E. Kosmal
Senior Attorney

Cc: Dr. Lawrence Parks

Exhibit C
Airbill and Confirmation of Receipt

FedEx Express USA Airbill FedEx Tracking Number 8255 9623 8038


0215
Sender's Copy

1 From Please print and press hard.

Date 10/7/02 Sender's FedEx Account Number 1563-5585-2

Sender's Name Rachal Kosmal Phone (408) 765-1542

Company INTEL CORP

Address 2200 MISSION COLLEGE BLVD Dept./Floor/Suite/Room

City SANTA CLARA State CA ZIP 95054

Your Internal Billing Reference OPTIONAL
First 24 characters will appear on invoice.

To

Recipient's Name Mr. Timothy Peterson Phone ( )

Company

Address 1303 N. Jenkins Dr.
To "HOLD" at FedEx location, print FedEx address. We cannot deliver to P.O. boxes or P.O. ZIP codes.

Dept./Floor/Suite/Room

City Oconomowoc State WI ZIP 53066

Peel and Stick FedEx USA Airbill
See back for application instructions.

Questions? Visit our Web site at www.fedex.com
or call 1-800-Go-FedEx® (800)463-3339.
By using this Airbill you agree to the service conditions on the back of this Airbill and in our current Service Guide, including terms that limit our liability.

0170042967

4a Express Package Service *Packages up to 150 lbs.* Delivery commitment may be later in some areas.

- [ ] FedEx Priority Overnight — Next business morning
- [x] FedEx Standard Overnight — Next business afternoon
- [ ] FedEx First Overnight — Earliest next business morning delivery to select locations
- [ ] FedEx 2Day* — Second business day
- [ ] FedEx Express Saver* — Third business day

* FedEx Envelope/Letter Rate not available. Minimum charge: One-pound rate

4b Express Freight Service *Packages over 150 lbs.* Delivery commitment may be later in some areas.

- [ ] FedEx 1Day Freight* — Next business day
- [ ] FedEx 2Day Freight — Second business day
- [ ] FedEx 3Day Freight — Third business day

* Call for Confirmation:

5 Packaging * Declared value limit $500

- [x] FedEx Envelope/Letter*
- [ ] FedEx Pak*
- [ ] Other Pkg. — Includes FedEx Box, FedEx Tube, and customer pkg.

6 Special Handling Include FedEx address in Section 3.

- [ ] SATURDAY Delivery RESTRICTIONS — Available only for FedEx Priority Overnight and FedEx 2Day to select ZIP codes
- [ ] SUNDAY Delivery RESTRICTIONS — Available only for FedEx Priority Overnight to select ZIP codes
- [ ] HOLD Weekday at FedEx Location RESTRICTIONS — Not available with FedEx First Overnight
- [ ] HOLD Saturday at FedEx Location RESTRICTIONS — Available only for FedEx Priority Overnight and FedEx 2Day to select locations

Does this shipment contain dangerous goods? One box must be checked.

- [x] No
- [ ] Yes — As per attached Shipper's Declaration
- [ ] Yes — Shipper's Declaration not required
- [ ] Dry Ice — Dry Ice, 9, UN 1845 ____ x ____ kg

Dangerous Goods cannot be shipped in FedEx packaging. [ ] Cargo Aircraft Only

7 Payment *Bill to:* Enter FedEx Acct. No. or Credit Card No. below.

- [x] Sender — Acct. No. in Section 1 will be billed.
- [ ] Recipient
- [ ] Third Party
- [ ] Credit Card
- [ ] Cash/Check

FedEx Acct. No. / Credit Card No. Exp. Date

Total Packages	Total Weight	Total Declared Value†
		$ .00

†Our liability is limited to $100 unless you declare a higher value. See back for details. FedEx Use Only

8 Release Signature *Sign to authorize delivery without obtaining signature.*

By signing you authorize us to deliver this shipment without obtaining a signature and agree to indemnify and hold us harmless from any resulting claims.

402

SRP 1200•Rev. Date 7/00•Part #155912S•©1994–2000 FedEx•PRINTED IN U.S.A.



United States

Ship | Track | Rates | Signature Proof | Locations | Pickup | International Tools

Home | About FedEx | Service Info | Careers | eBusiness Tools | Manage My Account | Customer Service | Site Index

Select More Online Services  Search for 

- Track Shipments
- Alternate Reference Track
- Email Track
- FedEx InSight
- Custom Critical
- Cargo Track
- FedEx Freight

Related Links
- Signature Proof
- My FedEx
- FedEx Wireless Solutions
- FedEx Address Checker


Ship &
Save!


Save10%

Track Shipments

Quick Help

Detailed Results

Tracking Number	825596238038
Reference Number	
Ship Date	10/07/2002
Delivered To	
Delivery Location	OCONOMOWOC WI
Delivery Date/Time	10/08/2002 09:45
Signed For By	11667331
Service Type	Standard Letter

Tracking Options
- Obtain a Signature Proof of Delivery
- Email these tracking results to one or more recipients
- Track More Shipments

Scan Activity	Date/Time	Comments
DeliveredOCONOMOWOC WI	10/08/2002 09:45	

Email Your Detailed Tracking Results

Enter your email (optional), up to three email addresses as recipients, add your message, and click on **Send Email**.

From

To

To

To

Add a message to this email.

Send Email

fedex.com Terms of Use | Contact Us!

Exhibit D
Postmark of the Proponent's Response


Peterson Consulting

State of the Art ... Sales & Marketing
1303 North Jenkins Drive
Oconomowoc, WI 53066


MILWAUKEE WI 532
PM
OCT
2002


SOMETHING
WILD:
OLLECT
USA

Intel Corporation
Rachel E. Kosmal
Sr. Attorney
PO Box 58119
Santa Clara, CA 95052-8119

SC4-203

95052+8119

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 23, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Intel Corporation
Incoming letter dated December 31, 2002

The proposal requires that certain action be taken with respect to the Foundation for the Advancement of Monetary Education and its study group, the Global Currency Initiative.

There appears to be some basis for your view that Intel may exclude the proposal from its proxy materials under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., contributions to specific types of organizations). Accordingly, we will not recommend enforcement action to the Commission if Intel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this conclusion, we have not found it necessary to address the alternative bases for omission on which Intel relies.

Sincerely,



Katherine W. Hsu
Attorney-Advisor